UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017685

No Act
P.E. 1-15-03
1-03427

March 14, 2003

Act	1934
Section	
Rule	14A-8
Public Availability	3/14/2003

Bryan S. White
Vice President and Senior Counsel
Hilton Hotels Corporation
Hilton Hotels Corporation World Headquarters
9336 Civic Center Drive
Beverly Hills, CA 90210

Re: Hilton Hotels Corporation
Incoming letter dated January 15, 2003

Dear Mr. White:

This is in response to your letters dated January 15, 2003 and February 21, 2003 concerning the shareholder proposal submitted to Hilton by the Hotel Employees and Restaurant Employees International Union. We also have received a letter from the proponent dated February 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Matthew S. Walker
General Vice President
Hotel Employees and Restaurant
Employees International Union
1219 28th Street, N.W.
Washington, DC 20007

Hilton

RECEIVED
2003 JAN 16 PM 3:40
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS

January 15, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hilton Hotels Corporation – Rule 14a-8 Stockholder Proposal

Ladies and Gentlemen:

This letter is submitted on behalf of Hilton Hotels Corporation, a Delaware corporation ("Hilton" or the "Company"), pursuant to Rule 14a-8(j) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended. For the reasons stated below, Hilton requests concurrence by the Staff of the Division of Corporation Finance that it will not recommend any enforcement action against the Company if the Company omits from its proxy materials to be distributed in connection with its 2003 Annual Meeting of Stockholders (the "2003 Proxy Materials") a stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by the Hotel Employees and Restaurant Employees International Union (the "Proponent") in a letter dated December 11, 2002, a copy of which is attached as an exhibit. As provided by Rule 14a-8(j), the Company is submitting six (6) copies of this letter and the exhibit hereto, and is simultaneously providing the Proponent with a copy of this submission.

The Proposal

A copy of the Proposal and the Supporting Statement is attached but, for ease of reference, the text of the resolution contained in the Proposal is as follows:

"**Resolved**: Shareholders urge the Board to provide a detailed accounting, including aggregated, projected costs associated with all executive retirement benefits, including but not limited to all forms of deferred compensation, split-dollar life insurance policies, Supplemental Retirement and Retention Plans, defined contribution pension benefits, defined benefit pension benefits, and stock options. The Board's report should also present a comparison between these executive benefits and Hilton employee retirement benefits including cost to shareholders and rates of participation. The report shall be made available to requesting shareholders by September 1, 2003."

Statement of Reasons for Omission

Hilton believes it may properly omit the Proposal and the Supporting Statement from its 2003 Proxy Materials because:

Hilton Hotels Corporation World Headquarters
9336 Civic Center Drive, Beverly Hills, CA 90210
Tel: +1 310 278 4321
Reservations: www.hilton.com or 1-800-HILTONS

(a) the Proposal has been substantially implemented by Hilton and, therefore, may be omitted under Rule 14a-8(i)(10);

(b) the Proposal seeks to compel the Company to provide an accounting of all employee retirement benefits, which relates to Hilton's ordinary business operations and, therefore, may be omitted under Rule 14a-8(i)(7); and

(c) the Proposal is impermissibly vague and indefinite, and therefore misleading, contrary to the Commission's proxy rules, including Rule 14a-9 and, therefore, may be omitted under Rule 14a-8(i)(3).

Supporting Argument

A. *Rule 14a-8(i)(10)—Substantially Implemented*

Under Rule 14a-8(i)(10), a company may omit a shareholder proposal "[i]f the company has already substantially implemented the proposal." The Commission Staff has granted no-action relief in the past to companies that had substantially implemented the elements of a proposal. See, e.g., The Gap, Inc. (March 16, 2001) and Kmart Corporation (February 23, 2000). The Commission has also indicated that a proposal can be found substantially implemented even if the company has not implemented it in full or precisely as presented. See Exchange Act Release No. 34-20091 (August 16, 1983). See also Texaco, Inc. (March 28, 1991) ("a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal.")

The Proposal urges the Board to provide a detailed accounting to requesting stockholders regarding "executive retirement benefits." The Company's executive officers, as disclosed under "Executive Officers of the Company" on page 19 of the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 Form 10-K"), consist of five persons (the "Executive Officers") who are also the five Named Officers specified on page 4 of the Company's proxy statement, dated as of April 11, 2002 (the "2002 Proxy"). As described below, the Company has substantially implemented the Proposal by providing the requested information regarding executive retirement benefits in its 2002 Proxy, 2001 Form 10-K and its 2001 Annual Report to Stockholders ("2001 Annual Report"), the relevant portions of which are incorporated by reference into the 2001 Form 10-K.

1. Deferred Compensation. The Company has an Executive Deferred Compensation Plan (the "Deferred Compensation Plan"), which is filed as Exhibits 10.39 through 10.41 to the 2001 Form 10-K. A description of the Deferred Compensation Plan is contained on pages 23 and 24 of the 2002 Proxy under "Retirement Plans—Other Benefit Plans." The Company makes matching contributions to the accounts of the Executive Officers pursuant to the Deferred

Compensation Plan and last year's contributions to Executive Officers were disclosed on pages 14 and 15 of the 2002 Proxy under the "All Other Compensation" column of the Summary Compensation Table, and in footnote 5 thereto. Each year, any such contributions appear in this same location in the Company's annual proxy. These matching contributions by the Company are the only amounts contributed by the Company under the Deferred Compensation Plan. The deferred compensation and Company matching contributions are credited to an investment account for each participant which is administered by a third party, which satisfies the Company's financial obligation to the participant under the Deferred Compensation Plan. The Company, therefore, does not have an obligation to pay any deferred compensation at a later date and there are no projected costs to calculate.

2. Split-Dollar Life Insurance Policies. There is one split-dollar life insurance policy paid for by the Company, which is referenced in the employment agreement of Stephen F. Bollenbach, the Company's Chief Executive Officer, filed as Exhibits 10.49 and 10.50 to the 2001 Form 10-K. The policy is described on pages 20 and 21 of the 2002 Proxy under "Compensation Committee Report on Executive Compensation—Chief Executive Officer Compensation." The allocated cost to the Company of the premiums paid on such policy are disclosed on pages 14 and 15 of the 2002 Proxy under the "All Other Compensation" column of the Summary Compensation Table, and in footnote 7 thereto.

3. Supplemental Retirement and Retention Plans. The Company has a Supplemental Retirement and Retention Plan ("SRRP"), which is filed as Exhibits 10.45 and 10.46 to the 2001 Form 10-K. A description of the SRRP is contained on page 23 of the 2002 Proxy under "Retirement Plans—Supplemental Retirement and Retention Plan." Grants of SRRP units to the Executive Officers are set forth on pages 14 and 15 of the 2002 Proxy in the Summary Compensation Table under the "Restricted Stock Awards" column, and the number and value of SRRP units at year-end are disclosed in footnote 3 thereto. SRRP units are payable in shares of the Company's common stock, on a one-for-one basis, subsequent to the grantee's retirement. The SRRP is also discussed on pages 17 through 19 of the 2002 Proxy under "Compensation Committee Report on Executive Compensation" in the introduction and under "Long Term Incentive Program." In addition, the expense associated with benefits to all participants under the SRRP (which include non-executive officers of the Company) is disclosed on page 53 of the 2001 Annual Report under the "Employee Benefit Plans" footnote to the Company's financial statements.

4. Defined Pension Benefits. The Company's various defined pension plans are filed as Exhibits 10.21 through 10.38 to the 2001 Form 10-K. A description of the Company's defined pension plans is contained on pages 23 and 24 of the 2002 Proxy under "Retirement Plans." The Company's matching contributions to the Executive Officers under the Company's 401(k) savings plan (defined contribution plan) are disclosed on pages 14 and 15 of the 2002 Proxy in the Summary Compensation Table under the "All Other Compensation" column and in footnote 5 thereof (which aggregates the Company's matching contributions under the 401(k) plan and the Deferred Compensation Plan). These matching contributions are the only amounts

contributed by the Company under the 401(k) savings plan. As is the case with the Deferred Compensation Plan, the deferred compensation and Company matching contributions are credited to an investment account for each participant which is administered by a third party, which satisfies the Company's financial obligation to the participant under the 401(k) savings plan. The Company, therefore, does not have an obligation to pay any deferred compensation under the 401(k) savings plan at a later date and there are no projected costs to calculate. The estimated annual benefits to the Executive Officers under the Company's retirement plans are disclosed in the 2002 Proxy on page 23 under "Retirement Plans—Benefits Under Retirement Plans."

The Proposal also requests an accounting of the cost to shareholders of the Company's "employee retirement benefits." To the extent that this portion of the Proposal is not excludable pursuant to Rule 14a-8(i)(7) as set forth below, the financial impact to the Company of defined contribution pension benefits and defined benefit pension benefits is contained on pages 53 and 54 of the 2001 Annual Report under the "Employee Benefit Plans" footnote to the Company's financial statements.

5. Stock Options. The Company's stock option plans are filed as Exhibits 10.1 through 10.17 to the 2001 Form 10-K. Exercisable stock options held by the Executive Officers are disclosed on pages 4 and 5 of the 2002 Proxy under the "Security Ownership of Certain Beneficial Owners and Executive Officers" table, and in footnote 4 thereto. Information regarding stock option grants to, and existing options held by, the Executive Officers is contained on pages 14 through 16 of the 2002 Proxy under the "Securities Underlying Options/SARs" column of the Summary Compensation Table, and under "—Option Grants in Last Fiscal Year" and "—Option Exercises and Values for 2001." The Company's stock option programs are also described on pages 17 through 19 of the 2002 Proxy under "Compensation Committee Report on Executive Compensation," in the introduction and under "Long Term Incentive Program." In addition, the financial impact to the Company of grants under the stock option plans (which include grants to non-executive employees) is disclosed on pages 52 and 53 of the 2001 Annual Report under the "Stock Plans" footnote to the Company's financial statements.

For the foregoing reasons, Hilton believes the Proposal and Supporting Statement may be properly omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(10).

B. *Rule 14a-8(i)(7) - Ordinary Business Operations*

The Proposal requests that the report "present a comparison between these executive benefits and Hilton employee retirement benefits including cost to shareholders and rates of participation." Hilton and its subsidiaries have approximately 74,000 employees worldwide and operate retirement plans that cover current and former employees who have vested benefits under such plans. The Company believes that this portion of the Proposal relating to "employee retirement benefits" is excludable under Rule 14a-8(i)(7) as relating to "ordinary business operations." The Staff has recognized that proposals relating to general employee benefits may be excluded under Rule 14a-8(i)(7) as relating to ordinary business operations. See, e.g., UAL Corporation (February 17, 2002).

Portions of a proposal may be properly excluded on different bases. See, e.g., The Gap, Inc. (March 16, 2001) and Exxon Corporation (February 28, 1992). Accordingly, the Company believes that this portion of the Proposal which relates to general employee benefits may be excluded under Rule 14a-8(i)(7), while the remainder of the Proposal relating to executive retirement benefits has been substantially implemented by the Company and may be properly excluded under Rule 14a-8(i)(10), as discussed above.

For the foregoing reasons, Hilton believes that the portion of the Proposal relating to employee retirement benefits may be properly omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(7).

C. *Rule 14a-8(i)(3)—Misleading Statements*

Rule 14a-8(i)(3) provides that a company may omit from its proxy materials a proposal or supporting statement that is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Pursuant to Rule 14a-8(i)(3), a company may omit a proposal from its proxy materials that is so vague and indefinite that the company would not be able to determine with any reasonable certainty how to implement the proposal. See Philadelphia Electric Company (July 30, 1992). The Commission Staff has also taken the position that a proposal may be omitted from a company's proxy materials if it so vague and indefinite as to be misleading. See, e.g., Philip Morris Companies Incorporated (February 7, 1991) and Bank of New England Corporation (February 5, 1990). Hilton believes that the Proposal is so vague and indefinite as to be misleading and may be omitted pursuant to Rule 14a-8(i)(3) for the following reasons:

1. The Proposal urges the Board to provide a detailed report including aggregated, projected costs associated with all executive retirement benefits. The term "aggregate, projected costs" is not defined by the Proposal or Supporting Statement and is so vague and unclear that the Company would have no solid basis upon which to prepare the report. Similarly, the Proposal seeks an accounting of the "cost to shareholders" of employee retirement benefits without specifying how such "costs" would be calculated. The basis for determining "costs" would differ for each of the types of benefit plans specified in the Proposal and could not be aggregated by the Company in a way that would "be helpful to all shareholders' understanding of the true financial condition of the Company", as stated in the Supporting Statement.

2. Neither the Commission's rules nor generally accepted accounting principles ("GAAP") require disclosure of the information requested by the Proposal, and therefore, the Company is being urged to prepare a report available to requesting stockholders that would contain information that is not comparable to the Company's published financial information or

to the financial information published by the Company's competitors. The Company believes that this information would therefore be confusing and misleading. Without either GAAP guidelines or the Commission's rules to guide how such calculations should be made, what assumptions are appropriate and how the information should be presented, the Company believes it would be difficult, if not impossible, to ensure clear and understandable data. The Commission's recent proposed rules restricting the use of non-GAAP financial measures highlights the concerns that arise when such information is included. See Exchange Act Release No. 34-46788 (November 4, 2002).

3. The Proposal requests an accounting of "all executive retirement benefits," but then requests information regarding specific benefits such as "stock options" which are not retirement benefits. Stock options granted by the Company have specific terms for the exercise thereof. The ability of an executive to exercise a stock option expires within a limited time after the executive's employment with the Company terminates. Accordingly, stock options are not executive retirement benefits and the Company believes that the Proposal's inclusion of stock options in this category is misleading.

For the foregoing reasons, Hilton believes the Proposal and Supporting Statement may be properly omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(3).

Conclusion and Request

For all of the reasons set forth above, Hilton respectfully requests that the Commission Staff concur in Hilton's view that the Proposal and Supporting Statement may be omitted from its 2003 Proxy Materials and will not recommend enforcement action if Hilton omits the Proposal from those proxy materials. If the Commission Staff does not concur with Hilton's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If the Commission Staff desires further information or has any questions concerning this letter, please call the undersigned at (310) 205-4339. Please acknowledge receipt of this letter and the materials enclosed herewith by file-stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Bryan S. White

BSW:eal
cc: Madeleine A. Kleiner
Matthew S. Walker
(Hotel Employees and Restaurant Employees International Union)

otel
mployees &
estaurant
mployees International
Union AFL-CIO, CLC

1219 28th Street N.W. Washington, D.C. 20007 202-393-HERE 202-393-4373 FAX 202-333-0468

John W. Wilhelm
President

Sherri Chiesa
Secretary-Treasurer

Ron Richardson
Executive Vice President

December 11, 2002

Ms. Madeleine A. Kleiner
Executive Vice President,
General Counsel and Corporate Secretary
Hilton Hotels Corporation
9336 Civic Center Drive
Beverly Hills, CA 90210
Tel. 310-278-4321.

Dear Ms. Kleiner:

I am submitting on behalf of the Hotel Employees and Restaurant Employees International Union (HEREIU) the enclosed stockholder proposal for inclusion in Hilton's proxy statement and form of proxy relating to the 2003 Annual Meeting of Stockholders of Hilton Hotels Corporation.

I also enclose a copy of a letter from our broker, Salomon Smith Barney, indicating that HEREIU has held 270 shares of Hilton stock continuously since February 23, 2001.

I wish to further affirm that HEREIU intends to hold the 270 shares continuously through the date of the 2003 Annual Meeting of Hilton Stockholders.

Thank you for your attention to this.

Sincerely,

Matthew S. Walker

Matthew S. Walker
General Vice President
Hotel Employees and Restaurant
Employees International Union

encls.

Shareholder Proposal for the 2003 Annual Meeting of Hilton Hotels Corporation
Submitted by the Hotel Employees and Restaurant Employees International Union

Resolved: Shareholders urge the Board to provide a detailed accounting, including aggregated, projected costs associated with all executive retirement benefits, including but not limited to all forms of deferred compensation, split-dollar life insurance policies, Supplemental Retirement and Retention Plans, defined contribution pension benefits, defined benefit pension benefits, and stock options. The Board's report should also present a comparison between these executive benefits and Hilton employee retirement benefits including cost to shareholders and rates of participation. The report shall be made available to requesting shareholders by September 1, 2003.

Supporting Statement:

In 2000, Hilton ("the Company") enhanced its Executive Deferred Compensation Plan in several ways by relaxing restrictions on executive employee contribution amounts, enhancing company matching contributions, and expanding the plan options for executive participants. According to the Executive Deferred Compensation Plan document filed with the SEC on March 30 2000, this plan is an unfunded obligation for the Company.

Then, in the wake of September 11, 2001 the Company chose to award senior executives year-end bonuses despite the fact that the Company failed to meet the target earnings per share objectives established for such additional compensation. Executives were able to accept these bonuses as deferred compensation if they so chose.

By contrast, Marriott International Chief Executive Officer, J. W. Marriott chose to forego his bonus for FY 2001 and his salary for the 4th Quarter of 2001 "in light of the economic events following September 2001".

Recently, much attention has been focused on the cost to shareholders associated with executive compensation, as well as retirement benefits and perks for executives at several public companies. The United States Congress recently passed legislation (The Sarbanes-Oxley Act of 2002) that, among other things, will affect the ability of executives to receive personal loans from their companies. Certain split-dollar life insurance policies may be defined for purposes of this legislation as personal loans. If so, this legislation may prohibit such policies in the future. A "grandfather" provision would likely protect existing split-dollar policies.

In its public filings, the Company provides a discussion of various senior executive retirement benefits but under current disclosure requirements, shareholders are unable to calculate the total cost to shareholders.

According to an October 11, 2002 article focused on deferred compensation plans which ran on page one of *The Wall Street Journal*, "Fuzzy disclosure by U.S. companies is entirely legal. Still, incomplete information can stymie the efforts of shareholders, regulators or anyone else trying to calculate an executive's full compensation. It also can keep them from being able to understand deferred compensation's impact on a company's bottom line."

A comprehensive and accessible accounting of executive retirement benefits and their cost to shareholders as well as a comparison to the retirement benefits afforded Hilton's non-executive employees would be helpful to all shareholders' understanding of the true financial condition of the Company. We urge you to **Vote Yes.**

James W. McClelland
Senior Vice President Investments

212 307 2845 • 800 468 0019

SMITH BARNEY

A Member of TravelersGroup

December 4, 2002

To whom it may concern,

This letter is to confirm that the Hotel Employees and Restaurant Employees International Union has continuously held 270 shares of Hilton Hotels Corp. (HLT) in Smith Barney account #062-33281-19, since it was purchased on February 23rd, 2001, through present.

If you have any questions, please feel free to contact me.

Sincerely,

James W. McClelland
Sr. Vice President - Investments

Hotel Employees & Restaurant Employees International Union AFL-CIO, CLC

1219 28TH STREET N.W. WASHINGTON, D.C. 20007 202-393-HERE 202-393-4373 FAX 202-333-0468

JOHN W. WILHELM, PRESIDENT | SHERRI CHIESA, SECRETARY-TREASURER | RON RICHARDSON, EXECUTIVE VICE PRESIDENT

February 7, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder proposal from Hotel Employees and Restaurant Employees International Union to Hilton Hotels Corporation

Ladies and Gentlemen:

I write on behalf of the Hotel Employees and Restaurant Employees International Union ("HERE" or the "Proponent") in response to the letter from counsel for Hilton Hotels Corporation ("Hilton" or the "Company") dated January 15, 2003, in which Hilton requests that the staff of the Division of Corporate Finance (the "Staff") concur with the Company's request to omit HERE's shareholder resolution from the Company's 2003 proxy materials. HERE's shareholder resolution (the "Proposal") requests that the Board of Directors provide a detailed accounting of costs associated with all executive retirement benefits (see copy of proposal enclosed herewith). For the reasons set forth below, HERE respectfully asks the Division to deny the relief Hilton seeks.

Hilton has urged the Division to grant "no-action" relief under three provisions of SEC Rule 14a-8(i): Rule 14a-8(i)(10), which applies to proposals that have been substantially implemented; Rule 14a-8(i)(7), which applies to matters pertaining to the "ordinary business" of a company; and Rule 14a-8(i)(3), which deals with false or misleading statements. We address each objection in turn below.

I. Rule 14a-8(i)(10): Substantially Implemented

The Company argues that they should be permitted to omit the proposal because they have already substantially implemented it. The Company's argument rests initially on the assertion that by providing some information on various retirement and deferred compensation benefits in their public filings for the top five Executive Officers they have already implemented the Proposal. However, the current disclosure does not provide an adequate basis for shareholders to accurately assess the financial impact on the company and its stockholders of these various benefits and plans. The disclosures are inadequate because they do not disclose the range of executives who benefit from this compensation and in other cases because they do not fully define the benefits themselves. We elaborate our rebuttal below.

1. Deferred Compensation

The Company argues that it has substantially implemented the proposal with respect to its Deferred Compensation Plan because the contributions made on behalf of the five Executive Officers are presented on Pages 14 and 15 of the 2002 Proxy. However, the Plan Document defines "Eligible Employee" as follows:

"Eligible Employee" shall mean (i) officers of Hilton Hotels Corporation at the Vice President level or higher, (ii) hotel general managers who are employed by the Company, or (iii) Highly Compensated Employees who are selected by the Committee to participate in the Plan pursuant to Section 2.1.[1]

ARTICLE II, Section 2.1 - PARTICIPATION.
Prior to December 31 of each Plan Year, the Committee shall designate which Highly Compensated Employees shall become Eligible Employees for the following Plan Year. An Eligible Employee designated as a Participant shall thereafter, unless otherwise determined by the Committee, be eligible to make a Compensation Deferral for each Plan Year by electing to defer a portion of his or her Compensation in accordance with Section 3.1.[2]

According to Company filings with the Commission, Deferred Compensation Plan participants are eligible to receive from the Company a matching contribution of 50% of the first 10% of their deferred compensation, at their election. Because participation in the Plan is elective, the number of Plan participants is not disclosed, and the Company matching contributions are not disclosed, it is, therefore, presently impossible to determine the financial impacts. The proposal seeks to require the Company to disclose the total costs to shareholders to date as well as the total amount of matching contributions on behalf of all participants, not merely the five officers.

2. Split Dollar Life Insurance Policies

The Company asserts that they have substantially implemented the proposal regarding the one split dollar life insurance policy which they offer. A *maximum* premium amount is disclosed and a summary description of the policy is included in the 2001 employment contract with Hilton CEO Stephen Bollenbach (See Exhibits 10.49 and 10.50 to the 2001 Form 10-K). However, the projected cost to the Company of this policy and the details of the benefits afforded Mr. Bollenbach are not currently accessible to shareholders.

According to a December 30, 2002 article in *The Wall Street Journal*:

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[1] Executive Deferred Compensation Plan as amended and restated, Article I, Section 1.2 Titles and Definitions.

[2] Hilton Executive Deferred Compensation Plan, as amended and restated effective January 1, 2000 from Exhibit 10.39 to Annual Report on Form 10-K for the year ended December 31, 1999.

> *Some companies report the outsize initial premiums in proxy compensation tables. But once the premiums are paid, usually in a few years, the benefit vanishes from view altogether. Sometimes, individual split-dollar agreements are included as attachments to SEC filings, as Mr. Lay's was. Recently, however, companies have taken to filing generic split-dollar plans, which omit any details about specific benefits promised to individual officers. That leaves investors with nothing more than the scant proxy disclosures to determine how much the executive receives, and how much it costs the company*[3].

In the case of Hilton, its policy for Mr. Bollenbach has not been filed with the Commission. Shareholders are left to infer from the summary description what the cost and benefits are.

3. Supplemental Retirement and Retention Plans

Similarly, Hilton argues substantial implementation on the basis of disclosing Supplemental Retirement and Retention Plan information for the top five executives. According to the Plan document, participants (referred to in the document as "employees") are defined as follows:

> *Employee. "Employee" means each Executive Vice President or Senior Vice President of the Employer and any other employee designated as an Employee by the CEO*

According to the most recent Annual Report (2001), Hilton had four Executive Vice Presidents and five Senior Vice Presidents. The Company does not disclose whether or not its CEO has designated any additional "employees" in the meaning of the Plan document. Therefore, the current disclosure regarding the Company's five top officers does not convey the true cost of the SRRP to shareholders. Our proposal would help address this concern.

4. Defined Pension Benefits

The Company asserts that the portion of the proposal pertaining to defined pension benefits is implemented as a result of their disclosures in existing SEC filings. However, the proposal seeks to quantify costs and projected costs for all forms of pension benefits. The only projected figures provided in Hilton's existing Commission filings are for the so-called Basic and Supplemental Plans.

5. Stock Options

In the case of stock options, the company does provide some data and can easily incorporate it into the comprehensive report which the proposal seeks. Additionally, it appears relatively straightforward for the Company to project, going forward, the dilution effect for shareholders of the stock option plans.

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[3] Insurers Move to Protect 'Split-Dollar' Compensation, *The Wall Street Journal*, December 30, 2002.

II. Rule 14a-8(i)(7): Ordinary Business

Hilton invokes the "ordinary business" exclusion under which a company may omit resolutions dealing with issues that "are mundane in nature and do not involve any substantial policy or other considerations." However, in Exchange Act Release No. 40018 (May 21, 1998 -- 17 CFR Part 240), the Commission affirmed the distinction between proposals that relate to ordinary business and those certain proposals that raise sufficiently significant social policy issues.[4] The Commission affirmed that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."[5]

In July 2002, staff provided further guidance that proposals involving equity compensation for executives and the general workforce are not per se excludable under rule 14a-8(i)(7).[6] In its July 2002 guidance, staff identified the presence of a widespread and sufficiently significant public debate to distinguish certain shareholder proposals from those subject to the "ordinary business" exclusion. In that guidance, staff explicitly stated that rule 14a-8(i)(7) could not be relied upon to omit certain proposals of significant policy implications from its proxy materials, even when the proposal related to compensation of the general workforce.

The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."[7] The issues presented by HERE's resolution clearly carry such policy significance. Recent statements by SEC officials, the current flurry of activity in Congress as well as coverage in the national news media suggest that these issues are extremely significant from a policy standpoint.

Executive deferred compensation plans, split-dollar life insurance, and executive supplemental retirement plans are the subject of increasing reflection and policy proposals by the SEC, Congress, and the press.

For example, SEC Acting Chairman Laura S. Unger discussed the importance of increased disclosure of executive compensation in a summer 2001 speech in which she argued that "sunlight is the best disinfectant." She said, "Obviously it's not the Commission's role to judge these [executive compensation] packages. Rather, it is our role to ensure that the packages are put on full display for shareholders." She continued, "[I]t is our place to ensure that the marketplace has the relevant data to make a well-informed judgment." She concluded with, "The new information coming to light empowers audit committees and investors by providing them with additional tools with which to engage in active and vigilant corporate governance - activity that is essential to

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[4] Exchange Act Release No. 40018 (May 21, 1998).
[5] Ibid.
[6] Division of Corporation Finance, Staff Legal Bulletin No. 14A, July 12, 2002.
[7] See e.g., Transamerica Corporation (January 10, 1990) and Aetna Life and Casualty Company (February 13, 1992).

promoting the quality and integrity of financial reporting. Ultimately, greater sunlight on corporate actions and decisions will brighten all of corporate America."[8]

A December 30, 2002 article in the *Wall Street Journal* described the current policy significance of controversial split-dollar arrangements and the importance of greater disclosure: "The Sarbanes-Oxley Act, set to take effect in late January, bans corporate loans to executives, putting into limbo many split-dollar arrangements, which are essentially loans. Industry lobbyists are seeking to reverse the effect of the act by introducing a technical correction, among other moves, in the coming session of Congress."[9] This legislation is still pending in Congress. Indeed, according to the *New York Times,* split-dollar arrangements continue to be one of the most important upcoming policy questions involving corporate governance reforms following the Sarbanes-Oxley Act in the summer of 2002.[10]

The lack of adequate public disclosure regarding executive compensation remains a central public policy issue for shareholders. An October 11, 2002 page one article in the *Wall Street Journal* specifically mentions the Hilton Hotels Deferred Compensation Plan in the context of inadequate disclosure:

> "For the most part, public filings only hint at a company's total price tag for deferred compensation, and the tidbits are buried in footnotes and oblique language. Companies are required to disclose only a piece of what they promise executives -- but not their total annual contributions or even how many employees participate in the plan."[11]

An accompanying page one article described how the Enron Bankruptcy has brought executive deferred-compensation plans to increased shareholder and regulatory scrutiny. After Enron Corp. filed for bankruptcy late last year, court documents showed that some Enron executives had withdrawn millions of dollars from their executive deferred compensation accounts just before the Chapter 11 filing. In response, according to the article, there are currently at least two pieces of pending legislation relating to deferral accounts.[12]

III. Rule 14a-8(i)(3): False and Misleading

The Company argues that the proposal is false or misleading and in violation of Rule 14a-8()(3). In particular the Company expresses confusion about the term "aggregated, projected costs". To clarify, the proposal requests "a detailed accounting, <u>including</u> aggregated, projected costs" (emphasis added). In other words, we are seeking the total costs to the Company over time of the various forms of executive retirement and

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[8] Speech by Acting U.S. Securities & Exchange Commission Chairman Laura S. Unger, "This Year's Proxy Season: Sunlight Shines on Auditor Independence and Executive Compensation," Center for Professional Education, Inc., Washington, D.C. June 25, 2001.
[9] Theo Francis and Ellen E. Schultz, "Insurers Move to Protect 'Split-Dollar' Compensation," December 30, 2002, The *Wall Street Journal.*
[10] Tracie Rozhon and Joseph Treaster, "Insurance Plans of Top Executives are in Jeopardy," *New York Times,* August 29, 2002.
[11] Theo Francis and Ellen Schultz, "Well-Hidden Perk Adds Up To Big Money for Executives," *The Wall Street Journal*, October 11, 2002, page one.
[12] "Deferred-Pay-Plan Proposal Still Leaves Some Loopholes," Ibid.

deferred compensation benefits. We would defer to the issuer as to how best to quantify the information and present it in a responsible way to shareholders. A shareholder proposal does not strike us as an appropriate forum for laying out accounting standards.

As to the issuer's point that stock options are not retirement benefits, we would suggest a minor edit to the proposal so that it reads"... a detailed accounting, including aggregated, projected costs associated with all forms of executive retirement benefits and deferred compensation benefits, including but not limited to...."

In conclusion, please note we would be happy to provide you with any additional information, or answer any questions you may have. Please do not hesitate to call me at 202-661-3664.

Sincerely,

Matthew S. Walker

Matthew S. Walker
General Vice President

cc: Bryan S. White
(Hilton Hotels Corporation)

encl.

Shareholder Proposal for the 2003 Annual Meeting of Hilton Hotels Corporation Submitted by the Hotel Employees and Restaurant Employees International Union

Resolved: Shareholders urge the Board to provide a detailed accounting, including aggregated, projected costs associated with all executive retirement benefits, including but not limited to all forms of deferred compensation, split-dollar life insurance policies, Supplemental Retirement and Retention Plans, defined contribution pension benefits, defined benefit pension benefits, and stock options. The Board's report should also present a comparison between these executive benefits and Hilton employee retirement benefits including cost to shareholders and rates of participation. The report shall be made available to requesting shareholders by September 1, 2003.

Supporting Statement:

In 2000, Hilton ("the Company") enhanced its Executive Deferred Compensation Plan in several ways by relaxing restrictions on executive employee contribution amounts, enhancing company matching contributions, and expanding the plan options for executive participants. According to the Executive Deferred Compensation Plan document filed with the SEC on March 30 2000, this plan is an unfunded obligation for the Company.

Then, in the wake of September 11, 2001 the Company chose to award senior executives year-end bonuses despite the fact that the Company failed to meet the target earnings per share objectives established for such additional compensation. Executives were able to accept these bonuses as deferred compensation if they so chose.

By contrast, Marriott International Chief Executive Officer, J. W. Marriott chose to forego his bonus for FY 2001 and his salary for the 4th Quarter of 2001 "in light of the economic events following September 2001".

Recently, much attention has been focused on the cost to shareholders associated with executive compensation, as well as retirement benefits and perks for executives at several public companies. The United States Congress recently passed legislation (The Sarbanes-Oxley Act of 2002) that, among other things, will affect the ability of executives to receive personal loans from their companies. Certain split-dollar life insurance policies may be defined for purposes of this legislation as personal loans. If so, this legislation may prohibit such policies in the future. A "grandfather" provision would likely protect existing split-dollar policies.

In its public filings, the Company provides a discussion of various senior executive retirement benefits but under current disclosure requirements, shareholders are unable to calculate the total cost to shareholders.

According to an October 11, 2002 article focused on deferred compensation plans which ran on page one of *The Wall Street Journal*, "Fuzzy disclosure by U.S. companies is entirely legal. Still, incomplete information can stymie the efforts of shareholders, regulators or anyone else trying to calculate an executive's full compensation. It also can keep them from being able to understand deferred compensation's impact on a company's bottom line."

A comprehensive and accessible accounting of executive retirement benefits and their cost to shareholders as well as a comparison to the retirement benefits afforded Hilton's non-executive employees would be helpful to all shareholders' understanding of the true financial condition of the Company. We urge you to **Vote Yes.**

Hilton

VIA FEDERAL EXPRESS

BRYAN S. WHITE
VICE PRESIDENT AND
SENIOR COUNSEL

February 21, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hilton Hotels Corporation – Rule 14a-8 Stockholder Proposal – Hotel Employees & Restaurant Employees International Union

Ladies and Gentlemen:

On behalf of Hilton Hotels Corporation ("Hilton" or the "Company"), set forth below is a brief response to the letter from the Hotel Employees & Restaurant Employees International Union ("Proponent"), dated February 7, 2003 (the "Proponent's Letter"), concerning the stockholder proposal (the "Proposal") made by the Proponent requesting that the Company's Board of Directors provide a detailed accounting of all executive retirement benefits and present a comparison between these executive benefits and Hilton's employee retirement benefits. This letter supplements the Company's letter, dated January 15, 2003 (the "Company's Letter"), requesting concurrence by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action against the Company if the Company omits from its proxy materials to be distributed in connection with its 2003 Annual Meeting of Stockholders (the "2003 Proxy Materials") the Proposal and supporting statement (the "Supporting Statement").

Although the bases for the Company's view that the Proposal and Supporting Statement may be omitted from its 2003 Proxy Materials are set forth in the Company's Letter, the Company believes that certain points made in Proponent's Letter require refutation.

Rule 14a-8(i)(10)—Substantially Implemented

The Proponent asserts that the information contained in the Company's periodic reports filed with the Commission concerning its executive retirement plans and policies is inadequate because it does not cover all information that the Proponent envisions. As stated in the Company's Letter, a proposal can be found to be substantially implemented even if the company has not implemented it precisely as presented. See Exchange Act Release No. 34-20091 (August 16, 1983). The Company believes that its fulsome disclosure regarding its executive retirement plans and policies compares favorably with the guidelines of the Proposal. The fact that the Company has not disclosed, for example, the projected cost of the premium on its one split-dollar life insurance policy (when it does disclose the cost of the policy each year) and does not

Hilton Hotels Corporation World Headquarters
9336 Civic Center Drive, Beverly Hills, CA 90210
Tel: +1 310 278 4321
Reservations: www.hilton.com or 1-800-HILTONS

disclose the aggregate of all matching contributions ever made since the inception of the Company's executive deferred compensation and 401(k) plans to the present, when it does separately disclose matching contributions to executives and to all employees as a group under such plans each year, should not render the disclosures materially inadequate. Accordingly, the Company reiterates its belief that it has substantially implemented the Proposal, in particular with respect to executive compensation, and that the Proposal and Supporting Statement may be properly omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(7)—Ordinary Business Operations

The Proponent's Letter makes it clear that the Proposal seeks an accounting of all general employee benefit costs, not just executive retirement benefits. The Staff's position has been consistent in permitting the omission of proposals that relate to general compensation matters as opposed to proposals relating to executive compensation matters only. See e.g., UAL Corporation SEC No-Action Letter (February 17, 2002) (proposal requesting that the board of directors prepare a report on the pension liability of UAL's supplemental executive retirement plan and other pension plans which included both executives and non-executive participants was permitted to be excluded because it related to ordinary business operations (i.e. general employee benefits) and was not limited to executive compensation) (the "UAL Letter"); Lucent Technologies Inc. (November 6, 2001); American Home Products Corporation (February 24, 2000); and Minnesota Mining and Manufacturing Company (March 4, 1999). The Proponent's Letter asserts that the Proposal may be distinguished from proposals that may be omitted under Rule 14(a)-8(i)(7) because it relates to "significant social policy issues."

The Proponent's Letter references a number of articles and speeches that relate to executive compensation matters, but not to the Company's plans or to matters that would be addressed by the Proposal. For example, the Proponent's Letter misleadingly references the inclusion of the Company's Executive Deferred Compensation Plan in an October 11, 2002 Wall Street Journal article. The article addressed hidden costs to companies from deferred compensation plans that either guarantee specific returns on the deferred pay to executives or do not fund deferred compensation and matching contributions to segregated accounts that the company cannot dip into. Under Hilton's plan, returns are not guaranteed by Hilton, interest is not paid by Hilton and the deferred pay plus the matching contribution on the deferred pay is credited to an investment account for each participant which is administered by a third party, thereby satisfying the Company's financial obligation under the plan. In addition, all executive officer compensation, which includes any deferred compensation, is disclosed in the Company's annual proxy statement. Accordingly, the issues discussed in the article are not relevant to Hilton's plan. Hilton's plan is not mentioned in the article, except for its inclusion in a table showing hypothetical returns on contributions under a sampling of five deferred compensation plans, one of which is Hilton's.

The Proponent's Letter also references an article discussing the treatment of split-dollar life insurance policies under the Sarbanes-Oxley Act of 2002. The article does not pertain to the disclosure of information relating to split-dollar arrangements. Additionally, the Proposal does not seek to change the Company's compensation practices, nor does it seek to require shareholder approval of the Company's compensation plans, which are instances in which the Staff has agreed that proposals involved significant social policy issues. See e.g., Transamerica Corporation (January 10, 1990) (proposal to change the company's practice relating to the payment of "golden parachute" payments); Staff Legal Bulletin No. 14A (July 12, 2002). The Company believes that a proposal seeking a report on the costs of all retirement plans relates to ordinary business matters and therefore presents substantially similar issues to the fact pattern of the recent UAL Letter, where the Staff agreed with the company's view that a report for an accounting of executive pay practices under retirement plans involved ordinary business matters. Under the rationale asserted by the Proponent, virtually every compensation-related proposal would be required to be included in proxy materials because it would have some relation to social policy issues. Accordingly, the Company reiterates its belief that the Proposal and Supporting Statement may be properly omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(7).

Conclusion and Request

For the foregoing reasons, we reassert our request that the Commission Staff concur in Hilton's view that the Proposal and Supporting Statement may be omitted from its 2003 Proxy Materials and will not recommend enforcement action if Hilton omits the Proposal from those proxy materials.

If the Commission Staff desires further information or has any questions concerning this letter, please call the undersigned at (310) 205-4339. Please acknowledge receipt of this letter and the materials enclosed herewith by file-stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Bryan White

Bryan S. White

BSW:eal
cc: Madeleine A. Kleiner
Matthew S. Walker
(Hotel Employees and Restaurant Employees International Union)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hilton Hotels Corporation
Incoming letter dated January 15, 2003

The proposal urges the board of director to provide an accounting of all executive retirement benefits, including but not limited to all forms of deferred compensation and Supplemental Retirement and Retention Plan.

There appears to be some basis for your view that Hilton may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Hilton omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Hilton relies.

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor